[NORFOLK SOUTHERN LOGO]

                                                            January 9, 1997

Dear Conrail Shareholder:

              DON'T "OPT OUT" OF YOUR RIGHT TO RECEIVE FAIR VALUE

    Conrail's special meeting is now only 8 days away. Vote AGAINST Conrail's proposal today to protect the value of your investment. Please sign, date and return the enclosed GOLD proxy card (or GREEN instruction card) today.

    Join those who are demanding that the Conrail Board secure the superior benefits of the Norfolk Southern offer for all constituencies.

                         GREATER VALUE FOR SHAREHOLDERS

    Norfolk Southern's $115 all-cash, all-shares offer -with prompt payment through use of a voting trust-is worth 18%(1) more than CSX's current deal. And it does not subject you to the substantial equity risk presented by receiving part of your payment in CSX stock, which has already declined 15%(1) since the CSX offer for Conrail was announced.

                          BETTER FOR CONRAIL EMPLOYEES

    A merger between CSX and Conrail would eliminate competitive service in 64 cities, and Conrail's Hollidaysburg and Altoona shops are within 70 miles of CSX's facilities at Cumberland, Maryland. Redundancies like these could add up to lost jobs. A Norfolk Southern/Conrail system would have substantially less overlap.

    In addition, CSX was recently named again as having one of the nation's 50 largest underfunded pensions.(2) With a Norfolk Southern/Conrail combination, Conrail employees would become part of one of the most financially sound and safest major railroads in America.

                  A MORE COMPETITIVE ENVIRONMENT FOR SHIPPERS

    A CSX/Conrail combination would eliminate competitive service in major markets, such as Philadelphia, Baltimore, Youngstown and Pittsburgh. A Norfolk Southern/Conrail combination will provide balanced competition by creating a strong rail alternative to compete with CSX.

    A STRONGER COMMITMENT TO THE ECONOMIES OF PHILADELPHIA AND PENNSYLVANIA

    Norfolk Southern is committed to maintaining a major operating presence in Philadelphia and has announced plans for a multimodal rail-highway facility at the Philadelphia Navy Base. We are committed to continuing to operate Conrail's Hollidaysburg Car Shop and its Juniata Locomotive Shop in Altoona, and will seek to promote employment at both locations. What has CSX promised?

                                     * * *

    CONRAIL SHAREHOLDERS: Protect the value of your shares. Vote now on Norfolk Southern's GOLD proxy card AGAINST Conrail's proposals to "opt out" of Pennsylvania's Fair Value Statute and to adjourn the special meeting scheduled for January 17. Be sure Norfolk Southern receives your proxy before January 17.

    CONRAIL ESOP PARTICIPANTS: Your instruction to the Trustee is especially important since your instruction to the Trustee directs the voting of several shares. Use your GREEN instruction card to confidentially instruct your Trustee to vote AGAINST Conrail's proposals. Be sure the Trustee receives your instruction card by January 15.

                                       Sincerely,

                                       Norfolk Southern Corporation
--------------
(1) Based on the closing price of CSX on January 8, 1997.
(2) Pension Benefit Guaranty Corporation: News Release 97-09, 12/12/96.


                             IMPORTANT INFORMATION

    If your Conrail shares are held in the name of a bank or broker, only your bank or broker can vote your shares and only upon receipt of your specific instructions. Please instruct your bank or broker to vote AGAINST Conrail's proposals by executing the GOLD proxy card today. If you have any questions or require any assistance in voting your shares, please call:

                        [GEORGESON & COMPANY INC. LOGO]

                               Wall Street Plaza
                            New York, New York 10005

                          CALL TOLL FREE: 800-223-2064

                      Banks and Brokers call: 212-440-9800